Filed by CBOE Holdings, Inc.
pursuant to Rule 425
under the Securities Act of 1933
and deemed filed pursuant to
Rule 14a-6 under the Securities
Exchange Act of 1934

Subject Company: Bats Global Markets, Inc.

SEC File No. for Registration Statement
on Form S-4 filed by CBOE
Holdings, Inc.: 333-214488

News Release
CBOE HOLDINGS REPORTS FOURTH-QUARTER 2016 FINANCIAL RESULTS

Fourth-Quarter 2016 Financial Highlights
-- GAAP Operating Revenue Increased 5 Percent to $163.2 Million
-- GAAP Net Income Allocated to Common Stockholders Down 11 Percent to $44.7 Million; Diluted EPS Down 10 Percent to $0.55
-- Adjusted Net Income Allocated to Common Stockholders Up 5 Percent to $51.5 Million; Adjusted Diluted EPS Up 7 Percent to $0.631
Full-Year 2016 Financial Highlights
-- GAAP Operating Revenue Increased 2 Percent to $645.1 Million
-- GAAP Net Income Allocated to Common Stockholders Decreased 9 Percent to $184.9 Million; Diluted EPS Down 8 Percent to $2.27
-- Adjusted Net Income Allocated to Common Stockholders Decreased 1 Percent to $197.3 Million; Adjusted Diluted EPS Up 1 Percent to $2.421
CHICAGO, February 6, 2017 - CBOE Holdings, Inc. (NASDAQ: CBOE) announced today its financial results for the fourth quarter and full year ended December 31, 2016.
For the quarter ended December 31, 2016, the company reported GAAP net income allocated to common stockholders of $44.7 million, or $0.55 per diluted share, compared with $50.2 million, or $0.61 per diluted share, in the fourth quarter of 2015. On an adjusted basis, net income allocated to common stockholders was $51.5 million, or $0.63 per diluted share, compared with $48.9 million, or $0.59 per diluted share, in the prior year period. Operating revenue for the fourth quarter was $163.2 million, up 5 percent compared to $156.0 million in 2015's fourth quarter.
For the year ended December 31, 2016, GAAP net income allocated to common stockholders decreased 9 percent to $184.9 million, or $2.27 per diluted share. For 2015, the company reported GAAP net income allocated to common stockholders of $204.1 million, or $2.46 per diluted share. On an adjusted basis, net income allocated to common stockholders decreased 1 percent to $197.3 million, or $2.42 per diluted share, from $198.9 million or $2.40 per diluted share in 2015. Operating revenue of $645.1 million increased 2 percent in 2016, compared with $634.5 million in 2015.

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Financial results presented on an adjusted basis for the fourth quarters and years ended December 31, 2016 and 2015 exclude certain items that management believes are not indicative of the company's core operating performance, which are detailed in the reconciliation of non-GAAP results in the accompanying financial tables.
1A full reconciliation of CBOE Holdings' non-GAAP results to its GAAP results for the reporting periods is included in the attached tables. See "Non-GAAP Information” in the accompanying financial tables.
“The fourth quarter capped off another year of solid financial results for CBOE Holdings, highlighted by record trading in our SPX options and VIX futures. In addition, we are closer to completing our pending acquisition of Bats Global Markets, Inc. (Bats), which we now expect to close by the end of the first quarter, pending the receipt of certain regulatory approvals and the satisfaction or waiver of customary closing conditions. We are preparing for a seamless integration process that will enable us to immediately begin to realize the benefits of bringing together Bats’ U.S. and European equities, options, ETF trading and global FX platform with CBOE’s wide array of equity and index options, multi-asset volatility products and educational resources,” said Edward T. Tilly, CBOE Holdings' Chief Executive Officer.
"We finished 2016 on a strong note and enter 2017 excited about expanding our sources of value creation and the diversification of our earnings profile we expect to achieve through our acquisition of Bats," said Alan J. Dean, CBOE Holdings' Executive Vice President and Chief Financial Officer. "Our strong financial position and operating cash flow generation has allowed us to invest in CBOE's future, and we look forward to executing on our strategy to deliver long-term value creation for our stockholders."
Key Statistics and Financial Highlights:
The table below highlights CBOE Holdings' operating results on a GAAP basis and on an adjusted basis for the comparative quarters and twelve-month periods ended December 31, 2016 and 2015. Financial results presented on an adjusted basis provide supplemental information to facilitate period-over-period comparisons by adjusting for certain items that management believes are not indicative of the company's core operating performance.

(in millions, except per share, revenue per contract and trading days)	4Q 2016	4Q 2015	Y/Y Change	FY 2016	FY 2015	Y/Y Change
Key Statistics:
Total Trading Days	63	64		252	252
Average Daily Volume (options and futures)	4.85	4.25	14%	4.70	4.66	1%
Total Trading Volume (options and futures)	305.8	271.6	13%	1,184.5	1,173.9	1%
Average Revenue Per Contract	$0.377	$0.408	(8)%	$0.391	$0.388	1%
GAAP Financial Highlights:
Total Operating Revenues	$163.2	$156.0	5%	$645.1	$634.5	2%
Total Operating Expenses	88.1	80.1	10%	346.9	314.6	10%
Operating Income	75.1	75.9	(1)%	298.2	319.9	(7)%
Operating Margin %	46.0%	48.7%	-270 bps	46.2%	50.4%	-420 bps
Net Income	$45.2	$50.4	(10)%	$185.7	$205.0	(9)%
Net Income Allocated to Common Stockholders	$44.7	$50.2	(11)%	$184.9	$204.1	(9)%
Diluted EPS	$0.55	$0.61	(10)%	$2.27	$2.46	(8)%
Weighted Average Shares Outstanding	81.3	82.3	(1)%	81.4	83.1	(2)%
Adjusted Financial Highlights (non-GAAP):[1]
Total Operating Revenues	$163.2	$154.0	6%	$645.1	$632.5	2%
Total Operating Expenses	83.4	80.1	4%	330.4	314.6	5%
Operating Income	79.8	73.9	8%	314.7	317.9	(1)%
Operating Margin %	48.9%	48.0%	90 bps	48.8%	50.3%	-150 bps
Net Income Allocated to Common Stockholders	$51.5	$48.9	5%	$197.3	$198.9	(1)%
Diluted EPS	$0.63	$0.59	7%	$2.42	$2.40	1%
1A full reconciliation of our non-GAAP results to our GAAP results for the reporting periods is included in the attached tables. See "Non-GAAP Information” in the accompanying financial tables.

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Operating Revenue
Operating revenue was $163.2 million in the fourth quarter of 2016, an increase of $7.2 million, or 5 percent, compared to $156.0 million in 2015's fourth quarter. On an adjusted basis, operating revenue increased $9.2 million, or 6 percent, compared to $154.0 million in the fourth quarter of 2015. The increase in both operating revenue and adjusted operating revenue primarily resulted from an increase of $4.6 million in transaction fees and $1.5 million in market data fees. In addition to these increases, adjusted operating revenue includes a $2.4 million increase in other revenue.
Transaction fees increased $4.6 million, or 4 percent, for the fourth quarter of 2016 due to a 13 percent increase in trading volume, offset somewhat by an 8 percent decrease in the average revenue per contract (RPC) compared with 2015's fourth quarter. Total trading volume for the quarter was 305.8 million contracts, or 4.85 million contracts per day, compared with 271.6 million contracts, or 4.25 million contracts per day in 2015's fourth quarter. RPC for the quarter was $0.377 compared with $0.408 in the fourth quarter of 2015. The decrease in RPC primarily resulted from higher volume discounts and incentives.
The average RPC represents total transaction fees recognized for the period for Chicago Board Options Exchange® (CBOE®), C2 Options Exchange (C2) and CBOE Futures Exchange (CFE®) divided by total contracts traded during the period.
Operating Expenses
Total operating expenses were $88.1 million for the fourth quarter of 2016, up $8.0 million or 10 percent, compared with $80.1 million in the fourth quarter of 2015, driven by higher professional fees and outside services, royalty fees and compensation and benefits, partially offset by lower depreciation and amortization. The increase in professional fees and outside services largely reflects fees incurred relating to the company's planned acquisition of Bats. Total adjusted operating expenses, which exclude accelerated stock-based compensation, acquisition-related expenses and other unusual items were $83.4 million, up $3.3 million or 4 percent, compared with $80.1 million for the fourth quarter of 2015.
The company's core operating expenses, which include total operating expenses less volume-based expenses, depreciation and amortization, accelerated stock-based compensation expense and unusual or one-time expenses, were $53.2 million for the fourth quarter of 2016, an increase of $3.5 million or 7 percent, compared with the fourth quarter of 2015. The increase primarily reflects higher expenses for compensation and benefits and travel and promotional expenses.
Volume-based expenses, which include royalty fees and order routing, were $20.4 million in the fourth quarter of 2016, an increase of $2.3 million or 13 percent, compared with the same period a year ago. The increase was due to higher royalty fees resulting from the growth in trading volume in licensed index options and futures products, which rose 12 percent versus 2015's fourth quarter.
Operating Margin
The company's operating margin was 46.0 percent for the fourth quarter of 2016 compared with 48.7 percent in the prior year period. The adjusted operating margin for the fourth quarter was 48.9 percent, up 90 basis points from 48.0 percent in 2015's fourth quarter.
Effective Tax Rate
The company's effective tax rate was 39.8 percent for the fourth quarter of 2016, compared with 36.7 percent in 2015's fourth quarter. The company's effective tax rate for the full-year 2016 was 39.4 percent compared to 36.7 percent for 2015. The increase in the effective tax rate for the quarter and year was due to an increase in uncertain tax positions in 2016 versus a decrease in the comparable periods in 2015.

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Fourth Quarter 2016 Operational Highlights and Recent Developments

•
On February 2, 2017, the company reported that January 2017 average daily volume (ADV) for total options was 4.66 million contracts, a 7 percent increase from December 2016 and a 10 percent decrease from January 2016. In addition, the company reported that January 2017 ADV for futures contracts traded on CFE was 233,707 contracts, an increase of 15 percent from December 2016 and a decrease of 14 percent from January 2016.

•
On January 17, 2017, the company announced that at a special meeting, its stockholders approved the issuance of shares of CBOE Holdings common stock pursuant to the previously announced Agreement and Plan of Merger, dated as of September 25, 2016, by and among CBOE Holdings, two wholly-owned subsidiaries of CBOE Holdings, and Bats. In addition, Bats stockholders' approved the proposal to adopt the Agreement and Plan of Merger at a special meeting of Bats stockholders.

•
The company entered into a term loan agreement and completed a notes offering, securing $1.65 billion to finance the cash portion of its pending acquisition of Bats as well as the repayment of Bats' existing indebtedness.  On December 15, 2016, the company entered into a $1 billion five-year delayed draw term loan agreement and on January 12, 2017,  the company completed an offering of $650 million of 3.650% senior notes due 2027.

•
On December 22, 2016, the company announced that William J. Brodsky, R. Eden Martin and Susan M. Phillips, among CBOE Holdings’ longest serving Board members, have notified CBOE Holdings that they intend to step down from CBOE Holdings’ Board of Directors upon the closing of the CBOE Holdings acquisition of Bats. Their resignations are conditioned upon the transaction closing. In addition, the Board announced that it has unanimously elected Edward T. Tilly, CBOE Holdings' Chief Executive Officer, to serve in the additional role of Chairman of the Board upon the closing of the transaction.

•
On November 18, 2016, the company announced that the U.S. Federal Trade Commission granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 in connection with its proposed acquisition of Bats.

•
On November 9, 2016, CBOE Futures Exchange set record trading volume in futures contracts on the CBOE Volatility Index® (VIX® Index) traded in non-U.S. trading hours with 263,663 contracts changing hands from 3:30 pm CT November 8 through 8:30 am CT November 9, surpassing the previous single-day record of 235,141 contracts set during the overnight session on June 24, 2016.

•
On October 25, 2016, CBOE announced the launch of the CBOE S&P 500® Smile Index (Ticker: SMILE), a premium-capture strategy benchmark index based on the steepness of the curve of implied volatilities of S&P 500 Index (SPX) options -- often referred to as the "smile."

•
On October 18, 2016, CBOE Vest, an investment manager focused on Target Outcome Investment strategies, launched the CBOE Vest Defined Distribution Strategy Fund (VDDIX). VDDIX seeks to generate consistent monthly distributions, non-correlated to equity or bond markets, of 5.25% annualized over the one-month Treasury yield, before fees and expenses, while preserving capital over the long term.

Return of Capital to Stockholders
As of December 31, 2016, the company had approximately $97.0 million of availability remaining under its existing share repurchase authorization. There was no activity in the company's share repurchase program during the fourth quarter, due to the company's planned transaction with Bats.
For the year ended December 31, 2016, the company repurchased 947,786 shares of its common stock at an average price of $63.83 per share, for an aggregate purchase price of $60.5 million.
Since the inception of its share repurchase program in 2011 through December 31, 2016, the company has repurchased 10,947,401 shares of its common stock at an average price of $45.95 per share, for a total of $503.0 million.
2017 Fiscal Year Financial Guidance

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CBOE Holdings currently expects the following for the year ending December 31, 2017. This guidance does not take into account the company's planned acquisition of Bats. The company expects the acquisition to be accretive to adjusted diluted EPS in the first year following the close and plans to update guidance for full-year 2017 after the acquisition closes.

•	Core operating expenses are expected to be in the range of $214.0 million to $218.0 million, an increase of 3 to 5 percent compared with $208.4 million in 2016.(2)

•
Stock-based compensation expense, included in compensation and benefits expense, is expected to be approximately $27.5 million for 2017. This includes $13.0 million in accelerated stock-based compensation, approximately $12.0 million of which is expected to be recognized in the first quarter of 2017. The company plans to include the accelerated stock-based compensation in its non-GAAP reconciliation. The increase in accelerated stock-based compensation versus 2016, reflects a planned change in the retirement vesting schedule for equity award grants.

•	Depreciation and amortization expense is expected to be in the range of $40.0 million to $42.0 million.

•
The effective tax rate is expected to be in the range of 38.5 percent to 39.5 percent. Significant changes in trading volume, expenses, state and local tax rates and other items, including ongoing state and federal tax audits, could materially impact this expectation.

•
Capital expenditures are projected to be in the range of $46.0 million to $48.0 million, reflecting the company's ongoing investments in systems hardware and software to support and enhance its trading technology.

(2)Specific quantifications of the amounts that would be required to reconcile the company's core operating expenses guidance are not available. The company believes that there is a degree of volatility with respect to certain of its GAAP measures, primarily related to volume-based expenses, which include royalty fees and order routing fees, the items that would be required to reconcile to GAAP operating expenses, which preclude the company from providing accurate guidance on certain forward-looking GAAP to non-GAAP reconciliations.  The company believes that providing estimates of the amounts that would be required to reconcile the range of the company's core operating expenses would imply a degree of precision that would be confusing or misleading to investors for the reasons identified above.
Earnings Conference Call
Executives of CBOE Holdings will host a conference call to review the company's fourth quarter financial results today, February 6, 2017, at 5:00 p.m. ET/4:00 p.m. CT. The conference call and any accompanying slides will be publicly available via live webcast from the Investor Relations section of the company's website at www.cboe.com under Events & Presentations. Participants may also listen via telephone by dialing (877) 255-4313 from the United States, (866) 450-4696 from Canada or (412) 317-5466 for international callers. Telephone participants should place calls 10 minutes prior to the start of the call. The webcast will be archived on the company's website for replay and is expected to be available on February 7, 2017. A telephone replay of the earnings call is also expected to be available from February 7, 2017, through 11:00 p.m. CT, February 13, 2017, by calling (877) 344-7529 from the U.S., (855) 669-9658 from Canada or (412) 317-0088 for international callers, using replay code 10098281.

About CBOE Holdings
CBOE Holdings, Inc. (NASDAQ: CBOE) is the holding company for Chicago Board Options Exchange (CBOE), CBOE Futures Exchange (CFE) and other subsidiaries. CBOE, the largest U.S. options exchange and creator of listed options, continues to set the bar for options and volatility trading through product innovation, trading technology and investor education. CBOE Holdings offers equity, index and ETP options, including proprietary products, such as options and futures on the CBOE Volatility Index (VIX Index) and S&P 500 options (SPX), the most active U.S. index option. Other products engineered by CBOE include equity options, security index options, Weeklys options, FLEX options, and benchmark products such as the CBOE S&P 500 BuyWrite Index (BXM). CBOE Holdings is home to the world-renowned Options Institute, Livevol options analytics and data tools, and www.cboe.com, the go-to place for options and volatility trading resources.
Cautionary Statements Regarding Forward-Looking Information
This press release contains certain statements regarding intentions, beliefs and expectations or predictions, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, including statements with respect to anticipated expenses, expected tax rate, planned capital expenditures, the timing of the completion of the transactions contemplated by the Agreement and Plan of Merger, dated

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as of September 25, 2016, by and among CBOE Holdings, two wholly-owned subsidiaries of CBOE Holdings and Bats, and the anticipated effects of the transaction. The actual timing of the completion of the proposed transaction could differ materially from those projected or forecast in the forward-looking statements. Words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “seeks,” “projects” or words of similar meaning, or future or conditional verbs, such as “will,” “should,” “would,” “could,” “may” or variations of such words and similar expressions are intended to identify such forward-looking statements, which are not statements of historical fact or guarantees or assurances of future performance. However, the absence of these words or similar expressions does not mean that a statement is not forward-looking.

Actual results could differ materially from those projected or forecast in the forward-looking statements.  The factors that could cause actual results to differ materially include, without limitation, the following risks, uncertainties or assumptions: the satisfaction of the conditions precedent to the consummation of the proposed transaction, including, without limitation, the receipt of regulatory approvals on the terms desired or anticipated; unanticipated difficulties or expenditures relating to the proposed transaction, including, without limitation, difficulties that result in the failure to realize expected synergies, efficiencies and cost savings from the proposed transaction within the expected time period (if at all), whether in connection with integration, combining trading platforms, broadening distribution of offerings or otherwise; CBOE Holdings’ ability to maintain an investment grade credit rating; risks relating to the value of CBOE Holdings’ shares to be issued in the transaction; disruptions of CBOE Holdings’ and Bats’ current plans, operations and relationships with market participants caused by the announcement and pendency of the proposed transaction; potential difficulties in CBOE Holdings’ and Bats’ ability to retain employees as a result of the announcement and pendency of the proposed transaction; legal proceedings that may be instituted against CBOE Holdings and Bats; and other factors described in the Risk Factors sections of (i) the definitive joint proxy statement/prospectus dated December 9, 2016, which was filed with the Securities and Exchange Commission (the “SEC”) on December 12, 2016, (ii) CBOE Holdings’ annual report on Form 10-K for the fiscal year ended December 31, 2015, which was filed with the SEC on February 19, 2016, (iii) CBOE Holdings’ quarterly report on Form 10-Q for the quarter ended June 30, 2016, which was filed with the SEC on August 2, 2016, (iv) CBOE Holdings’ quarterly report on Form 10-Q for the quarter ended September 30, 2016, which was filed with the SEC on November 8, 2016, and in other filings made by CBOE Holdings and Bats from time to time with the SEC.

The factors described in such SEC filings include, without limitation: CBOE Holdings’ ability to retain its right to exclusively list and trade certain index options and futures products; economic, political and market conditions; compliance with legal and regulatory obligations (and changes thereto), including obligations under agreements with regulatory agencies; increasing competition in the industries in which CBOE Holdings and Bats operate; CBOE Holdings’ and Bats’ ability to operate their respective businesses without violating the intellectual property rights of others and the costs associated with protecting their respective intellectual property rights; decreases in trading volumes or a shift in the mix of products traded on CBOE Holdings’ or Bats’ exchanges; each of CBOE Holdings’ and Bats’ ability to accommodate trading volume and transaction traffic, including significant increases, without failure or degradation of performance of their respective systems; CBOE Holdings’ and Bats’ ability to protect their respective systems and communication networks from security risks, including cyber-attacks; the ability to manage CBOE Holdings’ and Bats’ growth and strategic acquisitions or alliances effectively, including the ability to realize the anticipated benefits of past acquisitions; the ability to adapt successfully to technological changes to meet customers’ needs and developments in the marketplace; and the impact of legal and regulatory changes and proceedings, whether or not related to the proposed transaction.

Neither CBOE Holdings nor Bats undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.
Additional Information Regarding the Transaction and Where to Find It
This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities. This press release relates to the proposed merger transaction involving CBOE Holdings, Bats, CBOE Corporation and CBOE V, LLC. In connection therewith, CBOE Holdings filed with the SEC on December 12, 2016 a definitive joint proxy statement/prospectus dated December 9, 2016, and each of the companies may be filing with the SEC other documents regarding the proposed transaction. CBOE Holdings and Bats commenced mailing of the definitive joint proxy statement/prospectus to CBOE Holdings stockholders and Bats stockholders on December 12, 2016.  BEFORE MAKING ANY INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF BATS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the definitive joint proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about each of CBOE Holdings and Bats, as such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by CBOE Holdings will be available free of charge on CBOE Holdings' website at http://ir.cboe.com/financial-information/sec-filings.aspx under the heading "SEC Filings" or by contacting CBOE Holdings' Investor Relations Department at (312) 786-7136. Copies of the documents filed with the SEC by Bats will be available free of charge on Bats' website at http://www.bats.com/investor_relations/financials/under the heading "SEC Filings" or by contacting Bats' Investor Relations Department at (913) 815-7132.

The condensed consolidated statements of income, balance sheets and cash flows are unaudited and subject to change.

CBOE Media Contacts:		Analyst Contact:

Suzanne Cosgrove	Gary Compton	Debbie Koopman
(312) 786-7123	(312) 786-7612	(312) 786-7136
cosgrove@cboe.com	comptong@cboe.com	koopman@cboe.com
CBOE-F

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Trademarks:

CBOE®, Chicago Board Options Exchange®, CBOE Volatility Index®, CFE®, Livevol®, FLEX® and VIX® are registered trademarks and BuyWriteSM, BXMSM, CBOE Futures ExchangeSM, The Options InstituteSM, CBOE VestSM and WeeklysSM are service marks of Chicago Board Options Exchange, Incorporated (CBOE).  C2SM and C2 Options ExchangeSM are service marks of C2 Options Exchange, Incorporated (C2). Standard & Poor's®, S&P® and S&P 500® are registered trademarks of Standard & Poor's Financial Services LLC and have been licensed for use by CBOE, C2 and CFE. All other trademarks and service marks are the property of their respective owners.

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CBOE Holdings, Inc.
Selected Quarterly Operating Statistics

Average Daily Volume by Product (in thousands)

	4Q 2016	3Q 2016	2Q 2016	1Q 2016	4Q 2015
PRODUCT:
Equities	1,494	1,478	1,363	1,449	1,435
Indexes	1,741	1,638	1,691	1,811	1,547
Exchange-traded products	1,383	1,269	1,239	1,298	1,075
Total Options Average Daily Volume	4,618	4,385	4,293	4,558	4,057
Futures	236	244	258	216	188
Total Average Daily Volume	4,854	4,629	4,551	4,774	4,245

Mix of Trading Volume by Product

	4Q 2016	3Q 2016	2Q 2016	1Q 2016	4Q 2015
PRODUCT:
Equities	30.8%	31.9%	29.9%	30.4%	33.8%
Indexes	35.9%	35.4%	37.2%	37.9%	36.5%
Exchange-traded products	28.4%	27.4%	27.2%	27.2%	25.3%
Futures	4.9%	5.3%	5.7%	4.5%	4.4%
Total	100.0%	100.0%	100.0%	100.0%	100.0%

Average Revenue Per Contract by Product

	4Q 2016	3Q 2016	2Q 2016	1Q 2016	4Q 2015
Trading Days	63	64	64	61	64
PRODUCT:
Equities	$0.053	$0.050	$0.070	$0.085	$0.097
Indexes	0.712	0.707	0.701	0.720	0.726
Exchange-traded products	0.083	0.079	0.103	0.117	0.143
Total Options Average Revenue Per Contract	0.311	0.304	0.328	0.346	0.349
Futures	1.683	1.709	1.682	1.643	1.686
Total Average Revenue Per Contract	$0.377	$0.378	$0.405	$0.405	$0.408

Total Multiple-Listed Equity and ETP Options Average Revenue Per Contract	$0.068	$0.064	$0.086	$0.100	$0.116

Transaction Fees by Product (in thousands)

	4Q 2016	3Q 2016	2Q 2016	1Q 2016	4Q 2015
PRODUCT:
Equities	$5,004	$4,748	$6,146	$7,505	$8,866
Indexes	78,147	74,092	75,861	79,551	71,891
Exchange-traded products	7,259	6,440	8,140	9,263	9,839
Total Options Transaction Fees	$90,410	$85,280	$90,147	$96,319	$90,596
Futures	25,021	26,646	27,786	21,685	20,257
Total Transaction Fees	$115,431	$111,926	$117,933	$118,004	$110,853

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CBOE Holdings, Inc. and Subsidiaries
Condensed Consolidated Statements of Income (Unaudited)
Three and Twelve Months Ended December 31, 2016 and 2015

	Three Months Ended December 31,		Twelve Months Ended December 31,
(in thousands, except per share amounts)	2016	2015	2016	2015

Operating Revenues:
Transaction fees	$115,431	$110,853	$463,294	$456,016
Access fees	12,911	13,177	52,358	53,295
Exchange services and other fees	11,998	11,766	46,261	42,209
Market data fees	8,795	7,332	33,159	30,034
Regulatory fees	9,046	8,157	36,481	33,489
Other revenue	5,060	4,661	13,553	19,502
Total Operating Revenues	163,241	155,946	645,106	634,545

Operating Expenses:
Compensation and benefits	29,172	26,768	113,152	105,925
Depreciation and amortization	10,066	12,202	44,377	46,274
Technology support services	5,521	5,182	22,465	20,662
Professional fees and outside services	16,946	12,897	66,703	50,060
Royalty fees	20,103	17,830	77,953	70,574
Order routing	343	299	900	2,293
Travel and promotional expenses	3,355	2,548	10,971	8,982
Facilities costs	1,426	1,446	5,693	4,998
Other expenses	1,207	880	4,692	4,849
Total Operating Expenses	88,139	80,052	346,906	314,617

Operating Income	75,102	75,894	298,200	319,928

Other Income/(Expense):
Investment and other income	5,063	3,514	12,984	3,692
Net income/(loss) from investments	336	283	1,167	447
Interest and other borrowing costs	(5,515)	(27)	(5,747)	(43)
Total Other Income/(Expense)	(116)	3,770	8,404	4,096

Income Before Income Taxes	74,986	79,664	306,604	324,024
Income tax provision	29,825	29,262	120,884	119,001
Net Income	45,161	50,402	185,720	205,023
Net loss attributable to noncontrolling interests	308	—	1,100	—
Net Income Excluding Noncontrolling Interests	45,469	50,402	186,820	205,023
Change in redemption value of noncontrolling interests	(532)	—	(1,100)	—
Net Income allocated to participating securities	(189)	(222)	(775)	(898)
Net Income Allocated to Common Stockholders	$44,748	$50,180	$184,945	$204,125

Net Income Per Share Allocated to Common Stockholders:
Basic	$0.55	$0.61	$2.27	$2.46
Diluted	0.55	0.61	2.27	2.46
Weighted average shares used in computing income per share:
Basic	81,285	82,344	81,432	83,081
Diluted	81,285	82,344	81,432	83,081

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Page 10/13 CBOE Holdings, Inc. Reports Fourth Quarter 2016 Financial Results

CBOE Holdings, Inc. and Subsidiaries
Condensed Consolidated Balance Sheets (Unaudited)
December 31, 2016 and December 31, 2015

(in thousands, except share amounts)	December 31, 2016	December 31, 2015
Assets
Current Assets:
Cash and cash equivalents	$97,298	$102,253
Accounts receivable—net allowances of 2016 - $127 and 2015 - $150	65,462	62,535
Marketing fee receivable	6,685	5,682
Income taxes receivable	62,192	27,901
Other prepaid expenses	5,360	5,122
Deferred financing costs	1,958	—
Other current assets	134	625
Total Current Assets	239,089	204,118

Investments	72,923	48,430

Land	4,914	4,914

Total Property and Equipment—Net	55,935	60,360

Goodwill and Intangible Assets—Net	35,134	10,033

Total Other Assets—Net	69,170	56,933
Total	$477,165	$384,788

Liabilities, Redeemable Noncontrolling Interests and Stockholders’ Equity
Current Liabilities:
Accounts payable and accrued expenses	$74,960	$60,104
Marketing fee payable	7,218	6,141
Contingent consideration - current	—	2,000
Deferred revenue and other liabilities	3,107	4,019
Post-retirement benefit obligation - current	100	100
Income taxes payable	18	1,633
Total Current Liabilities	85,403	73,997

Total Long-term Liabilities	61,216	51,146
Total Liabilities	146,619	125,143
Commitments and Contingencies

Redeemable Noncontrolling Interests	12,600	—

Stockholders' Equity:
Preferred stock, $0.01 par value: 20,000,000 shares authorized, no shares issued and outstanding at December 31, 2016 or 2015	—	—
Common stock, $0.01 par value: 325,000,000 shares authorized; 92,950,065 issued and 81,285,307 outstanding at December 31, 2016; 92,738,803 issued and 82,088,549 outstanding at December 31, 2015	929	927
Additional paid-in-capital	139,249	123,577
Retained earnings	710,779	603,597
Treasury stock at cost – 11,664,758 shares at December 31, 2016 and 10,650,254 shares at December 31, 2015	(532,249)	(467,632)
Accumulated other comprehensive loss	(762)	(824)
Total Stockholders' Equity	317,946	259,645

Total	$477,165	$384,788

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Page 11/13 CBOE Holdings, Inc. Reports Fourth Quarter 2016 Financial Results

CBOE Holdings, Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows (Unaudited)
Twelve Months Ended December 31, 2016 and 2015

	Twelve Months Ended December 31,
(in thousands)	2016	2015
Cash Flows from Operating Activities:
Net Income	$185,720	$205,023
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	44,377	46,274
Other amortization	78	81
Provision for deferred income taxes	232	(8,282)
Gain on settlement of contingent consideration	(1,399)
Stock-based compensation	14,503	12,181
Loss on disposition of property	9	617
Equity (gain)/loss in investments	(1,167)	(811)
Impairment of investment and other assets	—	118
Net change in assets and liabilities:	(12,790)	(9,923)
Net Cash Flows Provided by Operating Activities	229,563	245,278
Cash Flows from Investing Activities:
Capital and other assets expenditures	(44,402)	(39,340)
Acquisition of a majority interest in a business, net of cash received	(14,257)	(2,960)
Payment of contingent consideration from acquisition	(1,980)	—
Investments	(23,326)	(35,386)
Other	(421)	(1,735)
Net Cash Flows Used in Investing Activities	(84,386)	(79,421)
Cash Flows from Financing Activities:
Payment of quarterly dividends	(78,538)	(73,431)
Deferred financing costs	(8,148)	—
Payment of outstanding debt in conjunction with acquisition of a business	—	(4,040)
Excess tax benefit from stock-based compensation	1,171	1,285
Purchase of common stock from employees	(4,119)	(3,178)
Purchase of common stock under announced program	(60,498)	(132,167)
Net Cash Flows Used in Financing Activities	(150,132)	(211,531)

Net Decrease in Cash and Cash Equivalents	(4,955)	(45,674)

Cash and Cash Equivalents at Beginning of Period	$102,253	$147,927
Cash and Cash Equivalents at End of Period	$97,298	$102,253

Supplemental Disclosure of Cash Flow Information
Cash paid for income taxes	$142,056	$133,460

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Page 12/13 CBOE Holdings, Inc. Reports Fourth Quarter 2016 Financial Results

Non-GAAP Information
In addition to disclosing results determined in accordance with Generally Accepted Accounting Principles (GAAP), CBOE Holdings has disclosed certain non-GAAP measures of operating performance. These measures are not in accordance with, or a substitute for, GAAP measures, and may be different from or inconsistent with non-GAAP financial measures used by other companies. The non-GAAP measures provided in this press release include core operating expenses, adjusted operating revenues, adjusted operating expenses, adjusted operating income, adjusted operating margin, adjusted net income allocated to common stockholders and adjusted diluted earnings per share.
Management believes that the non-GAAP financial measures presented in this press release provide useful and comparative information to assess trends in our core operations and a means to evaluate period-to-period comparisons. Non-GAAP financial measures disclosed by management are provided as additional information to investors in order to provide them with an alternative method for assessing our financial condition and operating results.
The table below shows core operating expenses, which is the company's operating expenses after excluding (i) depreciation and amortization expense, (ii) accelerated stock-based compensation expense, (iii) volume-based expenses and (iv) other unusual or one-time expenses.

	Three months ended December 31,		Twelve months ended December 31,

(in thousands)	2016	2015	2016	2015
Total Operating Expenses	$88,139	$80,052	$346,906	$314,617
Less:
Depreciation and amortization	10,066	12,202	44,377	46,274
Compensation and benefits (1)	182	—	1,487	—
Assessment of computer-based lease taxes for prior period use (2)	—	—	296	—
Acquisition-related expenses (3)	4,234	—	13,536	—
Volume-based expenses:
Royalty fees	20,103	17,830	77,953	70,574
Order routing	343	299	900	2,293
Core Operating Expenses (non-GAAP):	$53,211	$49,721	$208,357	$195,476
Less: Continuing stock-based compensation expense	3,449	3,194	13,638	12,181
Core Operating Expenses Excluding Continuing Stock-Based Compensation (non-GAAP)	$49,762	$46,527	$194,719	$183,295

Detail of Core Operating Expenses (non-GAAP)
Compensation and benefits (1)	$28,990	$26,768	$111,665	$105,925
Technology support services (2)	5,521	5,182	22,169	20,662
Professional fees and outside services (3)	12,712	12,897	53,167	50,060
Travel and promotional expenses	3,355	2,548	10,971	8,982
Facilities costs	1,426	1,446	5,693	4,998
Other expenses	1,207	880	4,692	4,849
Total	$53,211	$49,721	$208,357	$195,476

(1)For the fourth quarter of 2016, represents $182 for accelerated stock-based compensation expenses. For the year, represents $865 for accelerated stock-based compensation expenses and $622 in additional bonus accrual resulting from legal settlement income.
(2)For the year, represents $296 for assessment of computer-based lease taxes for prior period use, reported in technology support services.
(3)For the fourth quarter of 2016, represents professional fees and outside services related to CBOE Holdings' planned acquisition of Bats. For the year, represents professional fees and outside services related to CBOE Holdings' investments in CBOE Vest Financial, CurveGlobal and its planned acquisition of Bats.

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Page 13/13 CBOE Holdings, Inc. Reports Fourth Quarter 2016 Financial Results

The information below shows the reconciliation of each financial measure from GAAP to non-GAAP. The non-GAAP financial measures exclude the impact of those items detailed below and are referred to as adjusted financial measures.

	Three Months Ended December 31,		Twelve Months Ended December 31,
(in thousands, except per share amounts)	2016	2015	2016	2015

Reconciliation of GAAP Net Income Allocated to Common Stockholders to Non-GAAP
GAAP net income allocated to common stockholders	$44,748	$50,180	$184,945	$204,125
Less: Prior period revenue adjustment	—	(1,995)	—	(1,995)
Add: Compensation and benefits (1)	182	—	1,487	—
Add: Acquisition-related expenses (2)	4,234	—	13,536	—
Add: Amortization of intangible assets - Vest (3)	191	—	765	—
Add: Amortization of intangible assets - Other	109	—	436	—
Add: Change in redemption value of noncontrolling interests	532	—	1,100	—
Add: Assessment of computer-based lease taxes for prior period use	—	—	296	—
Less: Legal settlement (4)	—	—	(5,500)	—
Less: Gain on settlement of contingent consideration	—	—	(1,399)	—
Add: Interest and other borrowing costs related to pending Bats acquisition	5,515	—	5,747	—
Add: Impairment charge	—	—	—	364
Income tax expense related to the items above (3)	(3,996)	732	(5,681)	634
Uncertain tax position related to research and development credits (5)	—	—	1,661	(4,286)
Net income allocated to participating securities - effect on reconciling items	(28)	6	(52)	26
Adjusted net income allocated to common stockholders	$51,487	$48,923	$197,341	$198,868

Reconciliation of GAAP Diluted EPS to Non-GAAP
GAAP diluted earnings per common share	$0.55	$0.61	$2.27	$2.46
Per share impact of non-GAAP adjustments noted above	0.08	(0.02)	0.15	(0.06)
Adjusted diluted earnings per common share	$0.63	$0.59	$2.42	$2.40

Reconciliation of GAAP Operating Margin to Non-GAAP
GAAP operating revenue	$163,241	$155,946	$645,106	$634,545
Non-GAAP adjustments noted above	—	(1,995)	—	(1,995)
Adjusted operating revenue	$163,241	$153,951	$645,106	$632,550
GAAP operating expenses	$88,139	$80,052	$346,906	$314,617
Non-GAAP adjustments noted above	(4,716)	—	(16,520)	—
Adjusted operating expenses	$83,423	$80,052	$330,386	$314,617
GAAP operating income	$75,102	$75,894	298,200	319,928
Non-GAAP adjustments noted above	4,716	(1,995)	16,520	(1,995)
Adjusted operating income	$79,818	$73,899	$314,720	$317,933
Adjusted operating margin	48.9%	48.0%	48.8%	50.3%

(1)For the fourth quarter of 2016, this amount includes $182 for accelerated stock-based compensation expenses. For the year, this amount includes $865 for accelerated stock-based compensation expenses and $622 in additional bonus accrual resulting from legal settlement income.
(2)For the fourth quarter of 2016, this amount includes professional fees and outside services related to CBOE Holdings' planned acquisition of Bats. For the year, this amount includes professional fees and outside services related to CBOE Holdings' investments in CBOE Vest Financial and CurveGlobal, and its planned acquisition of Bats.
(3)GAAP to non-GAAP reconciling items that are associated with our controlling interest in CBOE Vest Financial Group Inc. are not tax effected.
(4)Settlement received for attorney fees and expenses relating to a litigation matter, reported in investment and other income.
(5)For the third quarter of 2015, the company recorded a benefit from the release of an uncertain tax position related to research and development credits, which were effectively settled. In the third quarter of 2016, the company no longer considered certain positions to be effectively settled and therefore recorded a related increase in unrecognized tax benefits.

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